

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2023

Vlad Vitoc
Chief Executive Officer
MAIA Biotechnology, Inc.
444 West Lake Street, Suite 1700
Chicago, IL 60606

> **Re: MAIA Biotechnology, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 15, 2023**
> **File No. 333-273984**

Dear Vlad Vitoc:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Blake J. Baron, Esq.